News Release	AMEX, TSX Symbol: NG

NovaGold’s Litigation Against Barrick Continues in Alaskan Court

September 15, 2006 – Vancouver, British Columbia – The U.S. District Court in Alaska last night issued an Order declining to expedite the Court’s consideration of motions made by NovaGold and Barrick. The Court did not dismiss NovaGold’s claims and did not deny NovaGold’s motion to accelerate the declaratory judgment claim regarding the ownership of Donlin Creek. As a result, the litigation will continue.

NovaGold owns 70% of the Donlin Creek project, one of the largest undeveloped gold deposits in the world. NovaGold continues to believe its interpretation of the Donlin Creek Joint Venture Agreement is correct and that Barrick will not be able to make a meaningful construction decision by November 2007 to earn an additional 40% interest in the Donlin Creek Project. NovaGold remains confident of the merits of its case and expects the case to proceed as quickly as the Court’s calendar and rules will allow.

A Court Order filed September 13 found there is “a genuine dispute as to the meaning of the terms of the Donlin Creek Mining Venture Agreement and the possibility of Barrick meeting the conditions under the agreement by November 2007.”

In addition to the U.S. Securities Laws claims, NovaGold’s lawsuit against Barrick alleges:

  Breach of contract by Barrick and Placer Dome U.S. Inc. under the Donlin Creek Mining Venture Agreement dated November 13, 2002
  Breach of fiduciary duties owed by Barrick and Placer Dome U.S. Inc. to NovaGold as a joint venture partner and seeks, among other remedies:

  A declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold expects to be appointed as manager of the project in place of Barrick.

NovaGold’s Board of Directors, based on a recommendation from its Special Committee, yesterday reiterated its recommendation that NovaGold shareholders REJECT Barrick’s hostile bid and NOT TENDER their shares. Barrick is offering US$14.50 per share of NovaGold and yesterday extended the bid to 6:00 PM (Toronto time) on September 29, 2006. Since Barrick announced its hostile offer to acquire NovaGold on August 4, 2006, NovaGold shares have consistently traded above the Barrick Offer price.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and has commenced construction of its Rock Creek mine in Alaska. The Rock Creek mine at NovaGold’s 100%-owned Nome Operations is expected to achieve production in mid-2007 in Alaska. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

More Information About the Barrick Bid

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (TSX, NYSE: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future developments in or the outcome of NovaGold’s litigation with Barrick and Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

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Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449